                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                  ___________

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (AMENDMENT NO. 1 )/1/

                             AIM Eastern Europe Fund
            -------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)


                                   00141J108
            -------------------------------------------------------
                                 (CUSIP Number)


                                 July 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [X]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


-------------------------

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00141J108                   13G                      Page 2 of 5 Pages
  -------------------                                          -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      President and Fellows of Harvard College

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
       Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            20,007 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ---
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             20,007 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      20,007 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      EP

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:
          AIM Eastern Europe Fund

     1(b) Address of Issuer's Principal Executive Offices:
          11 Greenway Plaza
          Suite 100
          Houston, TX 77046

Item 2(a) Name of Person Filing:
          President and Fellows of Harvard College

     2(b) Address of Principal Business Office or, if none, Residence:
          c/o Harvard Management Company, Inc.
              600 Atlantic Avenue
              Boston, MA 02210

     2(c) Citizenship:
          Massachusetts

     2(d) Title of Class of Securities:
          Common Stock

     2(e) CUSIP Number:
          00141J108

Item 3. The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4. Ownership.

     4(a)  Amount beneficially owned:
           20,007 shares

     4(b)  Percent of class:
           0.3%

     4(c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:
                20,007 shares



                               Page 3 of 5 Pages

          (ii)  Shared power to vote or to direct the vote:
                ---

          (iii) Sole power to dispose or to direct the disposition of:
                20,007 shares

          (iv)  Shared power to dispose or to direct the disposition of:
                ---

Item 5.  Ownership of Five Percent or Less of a Class:

         This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
         Not Applicable.

Item 9.  Notice of Dissolution of a Group:
         Not Applicable.

Item 10. Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PRESIDENT AND FELLOWS OF HARVARD
                                         COLLEGE


                                         By: /s/ Judith A. Murphy
                                            -----------------------------
                                            Name:  Judith A. Murphy
                                            Title: Authorized signatory


August 16, 1999









                               Page 5 of 5 Pages